210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Collaborators Present Head and Neck Cancer Biomarker Preclinical Research at UK Oncolytic Virus Conference

CALGARY, AB, April 14, 2014 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that a poster authored by Bolton, et al was presented at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK. The poster, titled “Resistance to oncolytic reovirus is associated with high expression of Yes-Associated Protein (YAP-1) in head and neck cancer,” covered preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines.

Researchers examined reovirus in panels of head and neck cancer cell lines to determine their sensitivity to reovirus-induced oncolysis. The study results showed that high YAP-1 protein expression correlated with reovirus resistance, whereas low YAP-1 expression correlated with sensitivity to reovirus infection. They also indicated that knocking the YAP-1 gene down resulted in certain cells becoming significantly more sensitive to reovirus infection. The researchers concluded that YAP-1 is a possible biomarker for sensitivity/resistance to reovirus infection in head and neck cancer and that further investigation into the crosstalk between chemical signaling pathways upstream and downstream of YAP-1 and its cellular localization, is important in understanding how it may be impeding reovirus oncolysis.

“Identifying biomarkers that could be predictive of patient outcomes has played an increasingly greater role across both our preclinical and clinical programs,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We have focused on integrating biomarker analysis into many of our studies with the goal of identifying patients that stand to benefit from specific treatment regimens.”

The poster will be available on the Oncolytics website at http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the preclinical work done examining REOLYSIN and the role of specific biomarkers, future trials in these areas, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com